UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

On May 13, 2016, Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (the “SSE”) (stock code: 600847), made a public announcement in response to an inquiry letter from the SSE dated May 12, 2016 with respect to a dispute over certain trademarks that are involved in the Company’s proposed acquisition of a controlling stake in Wanli and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”). Summary English translation of Wanli’s announcement is included as an exhibit to this Form 6-K. For further details of the Restructuring and the full text of Wanli’s announcement, please refer to public announcements made by Wanli, available at www.sse.com.cn, the official website of the SSE.

The consummation of the Restructuring remains subject to the requisite internal approvals of the relevant parties and regulatory clearance, including by the China Securities Regulatory Commission and other applicable regulatory authorities. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the Restructuring. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: May 16, 2016

Exhibit Index

Exhibit 99.1— Summary Translation of Wanli’s Response to SSE Inquiry Letter, dated May 13